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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25

                         Commission File Number 0-22188


                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ]  Form 11-K    [ ]  Form 20-F    [ ] Form 10-Q    [ ] Form N-SAR

            For Period Ended:  December 31, 1996
[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

          For the Transition Period Ended:
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          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  River Oaks Furniture, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)

3350 McCullough Boulevard
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City, state and zip code  Belden, Mississippi  38826
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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X]       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due


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                   date; or the subject quarterly report or transition report on
                   Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]       (c) The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company recently undertook a detailed analysis of certain of its accounts and its accounting reconciliation procedures. This analysis, which is likely to result in negative adjustments to these accounts of a material nature, is ongoing. As a result, the Company is not able to file its Annual Report on Form 10-K on or before March 31, 1997.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Johnny Walker                       601                           891-4550
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     (Name)                       (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company reported a net loss for the first nine months of 1996 of $806,000, compared with net income of $2,473,000 for the same period in 1995. The Company anticipates that it will report a net loss for 1996. The Company anticipates that the ongoing detailed analysis of certain of its accounts and its accounting reconciliation procedures could result in material adjustments to the Company's earnings for the fiscal year ended
December 31, 1996, and prior fiscal years. Because of the ongoing nature of the Company's analysis, the Company is not yet able to quantify or provide a reasonable estimate of these adjustments.

  River Oaks Furniture, Inc.
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                                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     3/29/97        By /s/ Johnny Walker
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                               Johnny Walker, Chief Financial Officer



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